UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

BONDS.COM GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098003106

(CUSIP Number)

Mary H. Glarner, Grantor
c/o Black-II Trust
PO Box 1380
Boynton Beach, FL 33425

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐

CUSIP No.: 098003106

1. Name of reporting persons: BLACK-II TRUST

2. Check the appropriate box if a member of group (a) ☐ (b) ☐

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: Missouri, United States

Number of shares beneficially owned by each reporting person

7. Sole Voting Power 22,633,962 (1)

8. Shared Voting Power -0-

9. Sole Dispositive Power 22,633,962 (1)

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by the reporting person: 22,633,962 (1)

12. Check if the aggregate amount in row (11) excludes certain shares ☐

13. Percent of class represented by amount in row (11): 22%

14. Type of reporting person: TR
______________

1
 Comprised of (a) 2,947,108 issued and outstanding shares of Common Stock, (b) 9,436,854 shares of Common Stock which may be acquired within 60 days upon the exercise of certain purchase rights, (c) 250,000 shares of Common Stock which may be acquired within 60 days upon the exercise of a stock option, and (d) 10,000,000 shares of Common Stock which may be acquired within 60 days upon the exercise of a warrant.

CUSIP No.: 098003106

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of Bonds.com Group, Inc. (the "Issuer"), whose principal executive offices are located at 529 5tth  Avenue, New York, New York 10017.

Item 2.	Identity and Background.

(a)	This Statement is being filed by Black-II Trust.

(b)	The business address of the Reporting Person is:

Mary H. Glarner, Grantor
C/O Black-II Trust
PO Box 1380
Boynton Beach, FL 33425

(c)	The Reporting Person is the Grantor of Black-II Trust.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Trust established under the laws of the State of Missouri, United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 28, 2009 (the “Effective Date”), the Company entered into a Unit Purchase Agreement (the “Purchase Agreement”) with Fund Holdings LLC.

Each Unit consists of: (i) 2,667 shares of common stock of the Company (the “Common Stock”); (ii) the right, within three years of the applicable closing date upon which such Unit is purchased, to purchase an additional 9,597 (as equitably adjusted for stock splits, combinations and the like) shares of Common Stock (the “Ordinary Purchase Rights”), and (iii) in the event that all 5,000 Units are sold by December 26, 2009, the unvested right to purchase up to 26,893,580 (as equitably adjusted for stock splits, combinations and the like) shares of Common Stock (the “Additional Purchase Rights”). The Additional Purchase Rights will vest in the future only to the extent and in such amount as is equal to the number of shares of Common Stock, up to 26,893,580, that the Company actually issues in the future on account of convertible notes, warrants and options in existence as of the Initial Closing. The Ordinary Purchase Rights are exercisable generally at any time within three years of the date of the closing in which the applicable Unit was purchased. The Additional Purchase Rights are exercisable at any time within three years of the date that the applicable Additional Purchase Rights vest.

In addition, pursuant to the Purchase Agreement, the Company granted Fund Holdings an additional right (the “Special Purchase Rights,” and together with the Ordinary Purchase Rights and Additional Purchase Rights, the “Rights”) to purchase 1,000,000 (as equitably adjusted for stock splits, combinations and the like) shares of Common Stock as of the Initial Closing. The Special Purchase Rights may be exercised at any time during the three year period following the Initial Closing.

Subject to the terms of the Purchase Agreement, the Rights may be exercised, at any time within the exercise periods set forth above, at an exercise price equal to the lesser of (1) $0.375 per share (as equitably adjusted for stock splits, combinations and the like), and (2) the price paid for the Company's Common Stock in any future sale of the Company's Common Stock, exclusive of certain excluded transactions.

Subsequently,  Fund Holdings LLC assigned a portion of its (i) Ordinary Purchase Rights with respect to 2,397 shares of Common Stock per Unit, (ii) the Special Purchase Rights and (iii) the Additional Purchase Rights to  Black-II Trust.    Pursuant to this assignment, Black II Trust has received, or is entitled to receive, one-third (1/3) of the  Ordinary Purchase Rights, one-third (1/3) of the Special Purchase Rights,  and one-third (1/3) of the Additional Purchase Rights.

CUSIP No.: 098003106

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person is not involved in the management of the Issuer.  The Reporting Person intends to review its investment in the Issuer from time to time and, depending upon market conditions and other factors that the Reporting Person may deem material in making its investment decision, the Reporting Person may exercise the vested options, purchase Common Stock in open market or private transactions, sell all or any portion of the Common Stock hereafter acquired by the Reporting Person, either in open market or private transactions, or take other steps to increase, decrease or hedge its investment in the Issuer.

Except as described above, the Reporting Person currently has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, 22,633,962 shares of Common Stock may be deemed beneficially owned by the Reporting Person.  Such shares represent 22% of the issued and outstanding shares of Common Stock (assuming the issuance of the shares of Common Stock beneficially owned by the Reporting Person).  The Reporting Person has the right to acquire such shares within 60 days from the date of this Statement upon the exercise of non-qualified stock options.

(b)
The Reporting Person has sole power to vote the Shares beneficially owned by the Trust and the Reporting Person has the sole power to dispose, or direct the disposition of, the Shares beneficially owned by it.

(c)
Except as described above, during the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity controlled by the Reporting Person or any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Understanding, Arrangements and Relationships with Respect to Securities of the Issuer

The information contained in Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

                 None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 10, 2011	/s/ Mary H. Glarner
MARY H. GLARNER, GRANTOR

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